

July 25, 2013

Via E-mail
Frank Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

> **Re: Microsoft Corporation**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed April 18, 2013**
> **File No. 000-14278**

Dear Mr. Brod:

We have reviewed your letter dated July 23, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 18, 2013.

Notes to Financial Statements (Unaudited)

Note 12 – Income Taxes, page 23

1.   We note your proposed disclosure in response to prior comment 1. Please clarify in greater detail what consideration you gave to disclosing earnings generated from each jurisdiction of your regional operating centers, Ireland, Singapore, and Puerto Rico.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

2.   We note your proposed disclosure in response to prior comment 2 indicating that recognition of revenue from cloud-based services provided over a contractually determined period of time begins on the date the service is made available to customers. Tell us when you consider the coverage period to begin for the on-premise licenses with software assurance, with respect to the service availability date for the cloud-based services.

Results of Operations, page 33

3.   We note your proposed disclosure in response to prior comment 3. Please consider quantifying the amount that each of the factors or events identified contributed to the change in revenue. For example, you should clarify how much of the $554 million increase was attributable to commercial licensing and to revenue associated with Windows 8 upgrades. In your discussion of OEM revenue, you should also consider quantifying the impact of decline in the x86 PC market separately from the impact of continued higher relative growth in emerging markets. Refer to Item 303(a)(3)(iii) of Regulation S-K.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                        Sincerely,

                                        /s/ Craig D. Wilson *for*

                                        Stephen Krikorian
                                        Accounting Branch Chief